WisdomTree Trust

230 Park Avenue

New York, New York 10169

September 30, 2021

VIA EDGAR AND EMAIL

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to the Staff’s additional comment received orally on September 29, 2021 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 809, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on September 14, 2021 to further amend the initial registration statement for the Trust’s WisdomTree Global Target Range Fund (formerly, the WisdomTree Global Target Floor Strategy Fund) (the “Fund”), and related correspondence. The Staff’s comment and the Trust’s response is set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Comment: It is the Staff’s position that a fund that includes “global” in its name will invest at least 40% of its assets, under normal market conditions, outside the United States. Please confirm to the Staff that the Registrant will either comply with this position or remove “global” from its name.

Response: We acknowledge the Staff’s comment and confirm that the Fund will remove “global” from its name and, accordingly, have changed the Fund’s name to “WisdomTree Target Range Fund”.

* * * * *

September 30, 2021

Sincerely,

/s/ Joanne Antico

Joanne Antico

cc:	Ryan Louvar (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)